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                              August 3, 2020

       Donald J. Zurbay
       Chief Financial Officer and Treasurer
       Patterson Companies, Inc.
       1031 Mendota Heights Road
       St. Paul, Minnesota 55120


                                                        Re: Patterson
Companies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 25, 2020
                                                            Filed June 24, 2020
                                                            File No. 000-20572

       Dear Mr. Zurbay:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 25, 2020

       Item 8. Financial Statements and Supplementary Information
       Consolidated Statements of Cash Flows, page 58

   1. For your both your receivables securitization program discussed in Note 3 and your customer financing
transactions discussed in Note 7, you appear to receive deferred purchase price
receivables and cash upon sale of the related receivables and customers financing contracts.
Please clarify the unit of account used (e.g., each day   s transactional
                                                        activity) for
determining the portions of the sales proceeds that represent the cash purchase price (i.e.,
operating activities) and deferred purchase price (i.e., investing activities). Also,
clarify whether portions of receivables and customers    financing
                                                        contracts exchanged for
deferred purchase price receivables are treated as non-cash
                                                        activities. If so,
disclose the circumstances under which this non-cash activity occurs and the related amounts for
each period presented pursuant to ASC 230-10-50-3 through 50-6.
 Donald J. Zurbay
Patterson Companies, Inc.
August 3, 2020
Page 2
2. Please tell us how the change in receivables line item presented in your cash flows from operating activities was computed and how the amounts presented meet the criteria in
         ASC 230-10-45-28.a. and 45-29. Also, tell us what the deferred consideration in securitized receivables line item represents, which is presented under adjustments to reconcile net income to cash from operating activities, and how the amounts presented meet the criteria in ASC 230-10-45-28.b. and 45-29.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202)551-3813 or Rufus Decker at
(202)551-3769 if
you have any questions.



FirstName LastNameDonald J. Zurbay                            Sincerely,
Comapany NamePatterson Companies, Inc.
                                                              Division of
Corporation Finance
August 3, 2020 Page 2                                         Office of Trade &
Services
FirstName LastName